Exhibit 99.1

Baylake Corp. and NEW Bancshares, Inc. Announce Definitive Merger Agreement

STURGEON BAY, WI, May 8, 2015-- Baylake Corp. (the “Company”) (NASDAQ:BYLK), holding company for Baylake Bank (the “Bank”), which provides full service banking and financial services from 20 locations in Northeast Wisconsin, announces the signing of a definitive agreement to acquire NEW Bancshares, Inc. (“NEW”) in a cash and stock transaction.

NEW, headquartered in Kewaunee, Wisconsin, is the parent company of Union State Bank (“Union”), a Wisconsin state-chartered bank, which operates four banking locations in the Kewaunee (2), Two Rivers and Green Bay markets. Founded in 1910, Union provides full-service retail, commercial and agricultural banking, as well as insurance and wealth management services. As of March 31, 2015, Union had $87 million in assets, $48 million in loans and $77 million in deposits.

Under the terms of the merger agreement, the Company will pay approximately $9.7 million in total consideration in the merger subject to adjustment as described in the merger agreement, approximately 60% of which will be paid in cash and 40% in Company common stock. The transaction is subject to regulatory and NEW shareholder approval, as well as certain closing conditions. The transaction is expected to close late in the third quarter or early in the fourth quarter of 2015. It is not expected to have a material effect on the Company’s 2015 earnings per share. The Company anticipates the transaction to be accretive to earnings following implementation of certain operational cost savings.

Robert J. Cera, President and CEO of the Company, commented: “The merger with Union will increase the Company’s market share in Kewaunee and Brown counties, and establish a presence in the Two Rivers market in northern Manitowoc County. Union’s customer base and diversified loan and deposit mix will be attractive and complementary additions. We expect to continue delivering personalized banking solutions to Union’s customer base, with an expanded array of products and services, including the introduction of several new wealth services products.”

“Upon completion of the transaction, two of Union’s branches will overlap with existing Baylake branches in Kewaunee. We are in the process of evaluating those overlaps, and would expect to consolidate the branches upon consummation of the transaction.”

Jeffrey W. Kleiman, President of Union, stated: “We are excited to join forces with a larger financial institution with a rich tradition of serving northeastern Wisconsin, and which shares our commitment to offering exceptional service, delivering personalized financial solutions, and providing a great work environment. We believe this is a strong fit for both companies, which will be beneficial to our communities, customers and shareholders.”

About Baylake

Baylake Corp., headquartered in Sturgeon Bay, Wisconsin, is the bank holding company for Baylake Bank. Through Baylake Bank, Baylake Corp. provides a variety of banking and financial services from 20 financial centers located throughout Northeast Wisconsin, in Brown, Door, Kewaunee, and Outagamie Counties.

The following appears in accordance with the Private Securities Litigation Reform Act of 1995:

This news release contains forward-looking statements about the financial condition, results of operations and business of Baylake Corp. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "would," "should," "could" or "may."

Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the control of Baylake Corp., could cause actual conditions, events or results to differ significantly from those indicated by the forward-looking statements. These factors, which are described in this press release and in the annual and quarterly reports filed by Baylake Corp. with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2014 under "Item 1A. Risk Factors," include certain credit, market, operational, liquidity and interest rate risks associated with the Company's business and operations. Other factors include changes in general business and economic conditions, developments (including collection efforts) relating to the identified non-performing loans and other problem loans and assets, world events (especially those which could affect our customers' tourism-related businesses), competition, fiscal and monetary policies and legislation. Forward-looking statements speak only as of the date they are made, and Baylake Corp. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.